

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 20, 2019

Via E-Mail
Jesse Prince
Chief Executive Officer
HappyNest REIT, Inc.
132 East 43rd St., Suite 441
New York, NY 10017

> **Re:** **HappyNest REIT, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 15, 2019**
> **File No. 024-10928**

Dear Mr. Prince:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I

1. In Item 4 you state that the issuer has used solicitation of interest communications in connection with the proposed offering. Please file any such materials as an exhibit, as required by Item 17 of Form 1-A.

Part II – Information Required In Offering Circular

Questions and Answers About This Offering, page 1

2. On page 8 you explain how you will compensate your Sponsor. The answer provides that a fee "will be deducted from the subscriber's account on a monthly basis." Please revise throughout to clarify if this fee is payable by the issuer or by subscribers in the offering. If it is deducted from a subscribers account, please further revise throughout to highlight this fact and explain how you would execute any such deduction. In this regard, to the

extent a subscriber's account consists only of securities, and no cash, clarify if would you effect a sale of securities to pay the fee.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Erica Markowitz, Esq.
       Herrick, Feinstein LLP